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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Empire Asset Management Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 Broadway 12th Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lehman Flynn Vollaro CPA's
(Name – *if individual, state last, first, middle name*)

534 Broadhollow Road	Melville	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregg Zeoli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Empire Asset Management Company, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAUREN M. BANJANY
Notary Public, State of New York
Registration #01BA6299082
Qualified In New York County
Commission Expires March 17, 2022

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRE ASSET MANAGEMENT COMPANY LLC

FINANCIAL STATEMENTS

AND INDEPENDENT AUDITOR'S REPORT

YEAR ENDED DECEMBER 31, 2019

EMPIRE ASSET MANAGEMENT COMPANY LLC
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT
YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

LEHMAN FLYNN VOLLARO PLLC
CERTIFIED PUBLIC ACCOUNTANTS
534 BROADHOLLOW ROAD • SUITE 302
MELVILLE, NEW YORK 11747

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA
MATHEW H. PERETZ, CPA
MATTHEW P. GEYER

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Empire Asset Management Company LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Empire Asset Management Company LLC as of December 31, 2019, the related statements of comprehensive income, changes in members equity, , and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Empire Asset Management Company LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Empire Asset Management Company LLC's management. Our responsibility is to express an opinion on Empire Asset Management Company LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Empire Asset Management Company LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I-Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), Schedule III-Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption), and Schedule IV-Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts (exemption) have been subjected to audit procedures performed in conjunction with the audit of Empire Asset Management Company LLC's financial statements. The supplemental information is the responsibility of Empire Asset Management Company LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records,

as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I-Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), Schedule III-Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption), and Schedule IV-Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lehman Flynn Vollaro CPA'S

We have served as Empire Asset Management Company LLC's auditor since 2007.

Melville, New York

February 25, 2020

EMPIRE ASSET MANAGEMENT COMPANY LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Current assets:		
Cash and cash equivalents	$	842,746
Investment – marketable securities at FMV		217,196
Receivables from and depsoits with broker – dealers and clearing organizations		872,298
Advisory fees receivable		726,685
Other receivables		18,738
Prepaid expenses		50,889
Total current assets		2,728,552
Furniture, fixtures and equipment (net of accumulated depreciation)		151,121
Other assets:		
Pension asset		177,737
ROU lease		1,989,413
Security deposits		81,926
Total other assets		2,249,076
Total assets		$5,128,749

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	163,195
Lease liability		245,992
Pension payable		348,000
Commissions payable		695,371
Total current liabilities		1,452,558
Long term liabilities :		
Long term lease liabilty		1,785,054
Total liabilities		3,237,612
Members' equity		1,891,137
Total liabilities and members' equity	$	5,128,749

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

EMPIRE ASSET MANAGEMENT COMPANY LLC
STATEMENT OF COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2019

Revenues:	
Commissions	$ 4,019,117
Advisory income	2,695,643
Insurance income	158,031
Service fee income	276,645
Research and consulting	74,604
Investment income	373,914
Total revenues	7,597,954
Operating expenses:	
Employee/Contractor compensation and benefits	5,720,661
Brokerage, exchange and clearance fees	372,536
Occupancy and related depreciation	421,277
Office expense and postage	123,610
Professional fees	213,370
Communications and technology	418,173
Insurance expense	61,298
Licenses, registrations and permits	159,593
Marketing and selling expense	36,968
Total operating expenses	7,527,486
Net Income from operations	70,468
Other Expenses:	
Other pension costs	7,811
Net Income	62,657
Other comprehensive income	
Defined benefit pension plans	130,741
Net comprehensive income	$ 193,398

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

EMPIRE ASSET MANAGEMENT COMPANY LLC
CHANGES IN MEMBER EQUITY
YEAR ENDED DECEMBER 31, 2019

	Retained Earnings	Accumulated other Comprehensive Income	Total Equity
Balance January 1, 2019:	$1,907,336	($55,791)	$1,851,545
Net Income:	62,657	-	62,657
Change in other Comprehensive Income:	-	130,741	130,741
Distributions:	(153,806)	-	(153,806)
Balance December 31, 2019:	$1,816,187	$74,950	$1,891,137

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

EMPIRE ASSET MANAGEMENT COMPANY LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:	
Comprehensive income	$ 193,398
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	49,642
Non cash lease expense	287,625
Changes in operating assets and liabilities	
Receivable from and deposits with broker - dealers and clearing organizations	513,728
Advisory fee receivable	(249,462)
Other receivables	63,873
Prepaid expenses	(1,067)
Pension asset	(233,528)
Accounts payable	77,471
Lease liability	(245,992)
Pension payable	112,282
Commissions payable	186,252
Net cash provided by operating activities	754,222
Cash flows from investing activities:	
Investment - furniture and fixtures	60
Investment - marketable securities, net	3,532
Net cash provided by investing activities	3,592
Cash flows from financing activities:	
Distributions	(153,806)
Net cash used in financing activities	(153,806)
Net change in cash	604,008
Cash at beginning of year	238,738
Cash at end of year	$ 842,746
Supplemental disclosures of cash flow information:	
Cash paid during the year for interest	-0-
Cash paid during the year for taxes	$ 12,771

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

NOTE 1 – BUSINESS DESCRIPTION

Empire Asset Management Company LLC ("The Company", we, us) was formed November 2, 2006 under Section 203 of the limited liability company laws of New York State. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). Services provided to clients by the Company include securities brokerage and investment banking. All securities transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Under existing provisions of the Internal Revenue Code, the income or loss of a limited liability company is recognized by the members for income tax purposes. For New York City income tax purposes an entity level surcharge is imposed on the Company's allocable income.

REVENUE RECOGNITION

Commission, Insurance, service fees and research revenues are recorded as income when earned and are shown gross of related brokerage, clearing and exchange fees.

Advisory Fees are accrued on a monthly basis and billed quarterly in arrears.

Investment banking revenues arising from securities offerings in which the Company acts as an underwriter or agent are recorded when services for the transactions are substantially completed.

METHOD OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

FURNITURE FIXTURES AND EQUIPMENT

Additions to property, plant and equipment are recorded at cost. The cost of major additions and betterments are capitalized, while the cost or replacements, maintenance and repairs, that do not improve or extend the useful lives of the related assets are expensed as incurred.

Depreciation is provided principally on the straight-line method over estimated useful lives.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

FURNITURE FIXTURES AND EQUIPMENT (continued)

We evaluate property, plant and equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable or the assets are being held for sale. Upon the occurrence of a triggering event, we review the asset to assess whether the estimated undiscounted cash flows expected for the use of the asset plus residual value from the ultimate disposal exceeds the carrying value of the asset. If the carrying value exceeds the estimated recoverable amounts, we write down the asset to the estimated fair value.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid cash investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

CASH AND CASH EQUIVALENTS

At times during the year, the Company had cash balances in financial institutions that exceed Federal depository insurance limits. Management believes that credit risk related to these deposits is minimal.

SUBSEQUENT EVENTS

The company has evaluated subsequent events through February 21, 2020, which is the date the financial statements were available to be issued.

NEW ACCOUNTING PRONOUNCEMENTS

The company adopted Accounting Standards Codification ("ASC") 842 "Leases" on January 1, 2019. Most significantly, ASC 842 requires a lessee to recognize a liability to make lease payments and an asset with respect to its right to use the underlying asset for the lease term. Upon the adoption of ASC 842, we recognized operating lease assets of $2,277,039 and lease liabilities of $2,277,039.

We are party to contracts where we lease property from others; primarily office space. In adopting and applying ASC 842, we elected to use practical expedients, including but not limited to, not reassessing past lease accounting, not separating lease components from non-lease components by class of asset and not recording assets or liabilities for leases with terms of one year or less. We adopted ASC 842 as of January 1, 2019 with regard to leases in effect as of that date and elected to not restate prior period financial statements.

Right of use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. In this regard, lease payments

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

NEW ACCOUNTING PRONOUNCEMENTS (continued)

include fixed payments. The lease term is generally the non-cancellable lease period. Certain lease contracts contain terms that provide for variable payments based on usage or changes in real estate taxes which are expensed as incurred. The present value of the lease payments was calculated using the Company's incremental borrowing rate applicable to the lease, which is determined by estimating what it would cost the Company to borrow a collateralized amount equal to the total lease payments over the lease term based on the contractual terms of the lease. Right of use assets are subject to review for impairment.

NOTE 3 – RECEIVABLES FROM AND DEPOSITS WITH BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2019 consist of fees and commissions receivable at that date. The Company clears customer transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and the clearing broker requires that the Company maintain a deposit with the clearing broker which is included in "receivables from and deposits with broker-dealers and clearing organizations" in the accompanying statement of financial condition at December 31, 2019.

NOTE 4: REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments

Revenue from contracts with customers includes commission income and fees from brokerage, insurance, investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events)

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source:

Revenue from contracts with customers:	
Commissions:	
Brokerage commissions:	$4,019,117
Service Fees:	276,644
Insurance Income:	158,031
Total Commissions:	$4,453,792
Advisory income:	
Investment advisory fees:	$2,695,643
Research and consulting fees:	
Research and consulting fees	$74,604
Total revenue from contracts with customers	$7,224,039

NOTE 4: REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Contract assets and liabilities

Contract assets or liabilities exist when revenue is recognized over time. The Company does not have any contract assets or liabilities at December 31, 2019.

Commissions and Service Fees

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission and service fee. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Insurance Income

The Company buys insurance policies on behalf of its customers. Each time a customer enters into a transaction, the Company is paid a commission by the insurance provider. Commissions are recorded on the date they are received (the date that the insurance provider approves the clients contract and receives payment with a counterparty.). The Company believes that the performance obligation is satisfied when the commission is received because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer

Advisory Income

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Research and consulting fees

Research and consulting fees are services provided based on hourly rates. Fees are billed monthly and recognized at that point.

NOTE 5 – INVESTMENTS

The Company's Investments in marketable securities are presented at fair market value based upon quoted prices in active markets. Investment income is recognized when earned. Investments with maturities of less than one year from the balance sheet date are classified as current assets.

At December 31, 2019, investments consist of the following:

	2019
Debt securities	$217,196
Total securities	$217,196

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to assess.
Level 2 - inputs are inputs (other than the quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
Level 3 - inputs are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2019, the Company's investments are classified as follows based on fair values:

Category	2019 Fair Value
Level 1	-
Level 2	$ 217,196
Level 3	-
	$ 217,196

NOTE 6 - FURNITURE, FIXTURES AND EQUIPMENT

Furniture and fixtures	$ 330,184
Office equipment	119,947
Leasehold improvements	80,829
Total	530,960
Less: Accumulated depreciation	379,839
Net furniture, fixtures and equipment	$ 151,121

Depreciation expense for the year ended December 31, 2019 was: $ 49,642

NOTE 7 - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as defined, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-1, was $1,392,975 at December 31, 2019, which exceeded required net capital of $100,000 by $1,292,975. The ratio of aggregate indebtedness to net capital at December 31, 2019 was 0.8961 to 1.

NOTE 8 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty and it is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

NOTE 9 - LEASES

We are party contracts where we lease property from others. As a lessee, we primarily lease office space. Operating lease right of use assets and lease liabilities as of December 31, 2019 were $1,989,413 and $2,031,046, respectively, and were included on our statement of financial condition. The weighted average term of these leases was 7.92 years and the weighted average discount rate used to measure lease liabilities was 4.75%. The total operating lease expenses for the year ended December 31, 2019 was $371,634 which included $17,280 of variable cost expensed as incurred.

NOTE 9 – LEASES - CONTINUED

Future minimum lease payments, as of December 31, 2019, are as follows:

Date	Amount
2020	$312,720
2021	$338,470
2022	$374,520
2023	$374,520
2024	$374,520
Thereafter	$718,830
Total undiscounted future lease payments	$2,493,580
Less: Imputed interest	-$462,534
Total reported lease liability	$2,031,046

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is involved in various legal matters arising in the ordinary course of its business. Management is of the opinion that these matters will not have a material adverse effect on the Company's financial statements.

NOTE 11 - BROKER–DEALER REGULATION

The Company and the financial services industry in general are subject to stringent regulation by U.S. federal and state agencies, securities exchanges, and self-regulating organizations, each of which has been charged with the protection of the financial markets and the interests of those participating in those markets.

NOTE 12 – PENSION PLAN

Cash Balance Defined benefit plan - The Company has a qualified defined benefit pension plan for all qualified employees. Benefits under this plan are based on years of service and compensation.

NOTE 12 – PENSION PLAN - continued

The following table sets forth the changes in benefit obligation, change in plan assets and the unfunded status of the plan as of December 31, 2019 (the measurement dates):

	Retirement Plan
Changes in benefit obligation	
Benefit obligation at January 1	$ 436,067
Service cost	177,402
Interest cost	19,623
Actuarial (gain)/loss	(112,232)
Benefit and fee payments	(0)
Benefit obligation at December 31	$ 520,860
Change in plan assets	
Fair value of plan assets at January 1	$ 200,276
Actual return on plan assets	30,321
Employer contributions	180,000
Benefit and fee payments	(0)
Fair value of plan assets at December 31	$ 410,597
Accrued benefit cost recognized in the Statements of financial position	$(110,263)

The accumulated benefit obligation, projected benefit obligation and fair value of plan assets for the retirement plan are as follows:

	December 31, 2019
Projected benefit obligation	$ 520,860
Accumulated benefit obligation	$ 520,860
Fair value of plan assets	$ 410,597

Funding policy – The Company's funding policy is to contribute annually an amount that meets or exceeds the minimum requirements of the Employee Retirement Income Security Act of 1974 (ERISA), using assumptions different from those used for financial reporting.

Assumptions used in developing the plans' unfunded status at December 31, 2019:

	Retirement Plan
Discount rate	4.50%
Rate of compensation increase	0%

NOTE 12 – PENSION PLAN - continued

Description of Investment Policies and Strategies

The overall objective of the retirement plan is to produce an asset allocation that will generate 5.75% total return annually to meet expense and income needs to provide for sufficient annual asset growth.

Plan Assets Category	Total	Active Markets Level (1)	Observable Inputs Level (2)	Unobservable Inputs Level (3)
Money market accounts	$ 49,963	$ 49,963	-	-
Common stock	208,102	208,102	-	-
Exchange traded funds	0	0	-	-
Mutual funds	152,532	-	152,532	-
	$410,597	$258,065	$152,532	$ 0

Funds for the retirement plan are invested in equity and debt securities and are rebalanced when needed to remain at the target levels set above.

Performance is reviewed monthly based on performance results and benchmarks are compiled and reviewed by the Company.

Cash Flows

The Company expects to pay the following retirement benefit payments, which reflect expected future service, as appropriate:

	Retirement Plan
2020	$ 0
2021	0
2022	0
2023	0
2024	0
2025-2029	0

The following table provides the components of the net periodic benefit cost for the plan for the years ended December 31, 2019:

Service cost	$ 177,402
Interest cost on projected benefit obligation	19,623
Expected return on plan assets	(15,838)
Amortization of (gain)/loss	4,026
Net periodic pension cost (income)	$185,213

NOTE 12 – PENSION PLAN - continued

Prior service costs are amortized over eight years for the retirement plan.

Assumptions used in developing the net periodic benefit cost at December 31, 2019 were:

Discount rate	4.50%
Rate of compensation increase	0.00%
Expected long-term rate of return on plan assets	5.75%

Basis Used to Determine the Expected Long-Term Rate on Assets

The 5.75% asset return assumption was chosen to reflect anticipated long term investment return.

NOTE 13 – INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction, and state and local jurisdictions. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2015.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2019 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2019.

The provision for income taxes consists of the following: 2019:

New York City Corporation Tax	$ 11,301
New York State Corporation Tax	$ 1,075
Total	$ 12,376

NOTE 14– OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customer's money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $150,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customer's accounts. In addition, the receivable from the clearing broker (commissions earned) is pursuant to the clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract as a loss.

NOTE 15 – RELATED PARTY TRANSACTIONS

Through commonality of ownership, the company has two related parties it may conduct business with. Empire Financial Management LLC is a registered investment advisor who pays the company advisory revenue for work performed by some of the brokers of the company, this revenue totaled approximately $2,650,000 for the year ended December 31, 2019. Empire Insurance Agency Group LLC is an insurance broker who pays the company commissions on insurance policies sold by the Company's brokers; this revenue totaled approximately $150,000 for the year ended December 31, 2019.

EMPIRE ASSET MANAGEMENT COMPANY LLC

SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2019

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

SCHEDULE 1

EMPIRE ASSET MANAGEMENT COMPANY LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2019

Computation of net capital	
Total member's equity	1,891,137
Less - non-allowable assets	
Other receivables:	-9,238
Property and equipment, net:	-151,121
Other assets	-320,052
Other deductions or credits:	-1,213
Net capital before haircuts on securities positions	1,409,513
Haircuts on securities	-16,538
Net capital	1,392,975
Computation of aggregate indebtedness	
Accounts payable and accrued expenses includable in aggregate indebtedness	1,248,199
Aggregate indebtedness	1,248,199
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	83,130
Minimum dollar requirement	100,000
Net capital requirement (greater of minimum net capital or dollar requirement)	100,000
Excess net capital	1,292,975
Excess net capital at 1000 percent	1,268,155
Ratio: aggregate indebtedness to net capital	0.8961
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2019)	
Net capital, as reported in Company's Part II (unaudited) Focus report	1,392,975
No adjustments	0
Net capital, as included in this report	$1,392,975

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

SCHEDULE II

EMPIRE ASSET MANAGEMENT COMPANY LLC

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2019

The Company is exempt from compliance with Rule 15c3-3 under Section k(2)(ii) of the Rule. The Company has all customer transactions cleared through another broker-dealer on a fully disclosed basis. The Company was in compliance with the conditions of the exemption as of December 31, 2019.

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

SCHEDULE III

EMPIRE ASSET MANAGEMENT COMPANY LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2019

The Company is exempt from compliance with Rule 15c3-3 under Section k(2)(ii) of the Rule. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption as of December 31, 2019.

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

SCHEDULE IV

EMPIRE ASSET MANAGEMENT COMPANY LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2019

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the timeframes specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

LEHMAN FLYNN VOLLARO PLLC
CERTIFIED PUBLIC ACCOUNTANTS
534 BROADHOLLOW ROAD • SUITE 302
MELVILLE, NEW YORK 11747

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA
MATHEW H. PERETZ, CPA
MATTHEW P. GEYER

TEL: (212) 786-2220
FAX: (212) 786-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Member of Empire Asset Management Company LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Empire Asset Management Company LLC and the SIPC, solely to assist you and SIPC in evaluating [Name of Broker-dealer] 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Empire Asset Management Company LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Empire Asset Management Company LLC's compliance with the applicable Instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Empire Asset Management Company LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Lehman, Flynn Vollaro CPA's

Melville, NY

February 25, 2020

EMPIRE ASSET MANAGEMENT COMPANY, LLC
STATEMENT OF EXEMPTION FROM SEC RULE 15C3-3
DECEMBER 31, 2019

EMPIRE ASSET MANAGEMENT COMPANY, LLC (The "Company"), to the best of my knowledge and belief, hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.
2. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.
3. As a consequence, the company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to Rule 15c3-3 (k)(2)(ii).
4. The Company met this exemption for the period from January 1, 2019 through December 31, 2019 without exception.

Dated: 02/25/2020

Empire Asset Management Company, LLC

Gregg Zeoli
Chief Executive Officer

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

LEHMAN FLYNN VOLLARO PLLC
CERTIFIED PUBLIC ACCOUNTANTS
534 BROADHOLLOW ROAD • SUITE 302
MELVILLE, NEW YORK 11747

MARTIN M. LEHMAN, CPA
SCOTT P. FLYNN, CPA
LAWRENCE A. VOLLARO, CPA
MATHEW H. PERETZ, CPA
MATTHEW P. GEYER

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.LNFcpa.com
Members:
American Institute of CPA's
New York State Society of CPA's

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Empire Asset management Company LLC

We have reviewed management's statements, included in the accompanying Affirmation of Exemption declaration Certification, in which (1) Empire Asset Management Company LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Empire Asset Management Company LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Empire Asset Management Company LLC stated that Empire Asset Management Company LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Empire Asset Management Company LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Empire Asset Management Company LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lehman Flynn Vollaro CPA's

Melville, New York

February 25, 2020

EMPIRE ASSET MANAGEMENT COMPANY LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
YEAR ENDED DECEMBER 31, 2019

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment	$10,545
Less Payments Made: (Paid October 30, 2019)	(5,519)
Less Prior Overpayment Applied	(0)
Less Payments Made: (Paid February 6, 2020)	(5,026)
Total Assessment Balance or (Overpayment)	$ 0

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.

EMPIRE ASSET MANAGEMENT COMPANY LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
YEAR ENDED DECEMBER 31, 2019

Total revenue	$7,597,954
Additions:	
Interest and dividend expenses (to extent of income deducted)	-0-
Total additions	$ 9,371
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security future products	(219,286)
Revenues from commodity transactions	-0-
Commissions, floor brokerage and clearance paid to other SICP members in connection with securities transactions	(354,218)
Net gain from securities in investment accounts	-0-
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances of commercial paper that mature nine months or less from issuance date	-0-
Direct expenses of printing and legal fees related to securities business	(3,591)
Total interest and dividend expense but not in excess of total interest and dividend income	-0-
Total deductions	(577,095)
SIPC NET OPERATING REVENUES	$7,030,230
GENERAL ASSESSMENT @ .0015	$ 10,545

See Report of Independent Registered Public Accounting Firm.
The accompanying notes are an integral part of this statement.